Liquid Media Announced as Presenting Sponsor for Filmocracy Fest 2021

Vancouver, BC – November 24, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that it has signed on as the presenting sponsor for Filmocracy Fest 2021, which takes place December 9th to 12th, 2021 in Los Angeles and across the United States with hybrid in-person and virtual programming. The Festival is being produced by Filmocracy, the world’s premiere digital screening, distribution and experience platform, along with Founding Partner iGEMStv. It will showcase features and shorts, including many award winners, as well as social impact films and critically acclaimed documentaries.

“During the pandemic, Filmocracy developed an immersive and industry-leading digital film festival platform enabling festivals to welcome film enthusiasts into virtual, navigable worlds. Since that time, more than 75 festivals and markets have adopted Filmocracy’s platform for their events,” said Ron Thomson, CEO of Liquid Media. “With almost all festivals going hybrid, including Sundance and SXSW 2022 continuing to offer virtual options, it is clear that digital screenings are here to stay. It’s vital for industry leaders to support ongoing industry innovation, as we are doing through our sponsorship, and we are delighted to show our support.”

Launched in 2020, Filmocracy Fest is a digital-native experience co-founded by Filmocracy CEO Paul Jun and iGEMStv CEO Jon Fitzgerald. The Festival lives at the intersection of great storytelling, emerging talent, industry professionals and film fans.

In 2021, the Festival goes hybrid, with in-person as well as virtual attendance for both film and networking events designed to showcase new talent, debut world premieres, foster community and provide valuable insights into issues vital to the industry via their programming.

“The last year has seen wholesale upheaval of the festival universe, and Filmocracy Fest 2021 will help both film festival administrators and programmers, along with their partners in the filmmaking community and even students or film fans.  We look forward to celebrating this new era of hybrid festivals, along with emerging technologies,” said Fitzgerald.

“Filmocracy Fest is an opportunity for the festival and filmmaker community to take stock, absorb all the last eighteen months, and collaborate to share best practices and make for a more robust, impactful, profitable film festival ecosystem,” says Jun. “We’re going to use our own platform to deliver an informative, exciting and content-rich experience while fusing the digital and in-person audiences.”

As the presenting sponsor of Filmocracy Fest 2021, Liquid will be showcased across the Festival’s in-person and digital assets, including presentation rooms hosting Q&As and other industry discussions, the Festival website, all press releases, artwork for Festival in a Box, which Filmocracy will ship to key media, filmmakers, sponsors, passholders, and more. Tickets are available online.

Liquid has previously announced its intent to acquire Filmocracy and iGEMStv as part of its growing family of companies and partners, pending due diligence.

About Filmocracy

Filmocracy is a film and festival streaming platform that rewards users for discovering amazing independent films. Users earn virtual popcorn for watching and rating movies, which can be spent in their shop to earn movie tickets, redeem gift cards, or attend virtual film festivals hosted from around the world. Bringing a powerful combination of technologies together to enhance the virtual cinema and conference experience for filmmakers, industry professionals and audiences around the world. Filmocracy’s mission is to help all independent filmmakers reach wider audiences and grow their communities through storytelling. Festival Co-Founder Paul Jun serves as CEO of Filmocracy.

In December 2020, Filmocracy staged the First Annual Filmocracy Fest, an all-digital juried film festival. Filmocracy Fest presented a slate of 44 films; panels; mentorship program; live performances; script readings; cause-related partners; and dozens of virtual conversations with directors and industry talent. Jon Fitzgerald served as Executive Director.

Filmocracy also has a library of more than 3,500 titles for streaming that is constantly evolving and rotating.

Additional information is available at www.filmocracy.com.

About iGEMS TV

With the growing volume of Movie and TV Series options, and the explosion of digital streaming platforms, iGEMStv has created the most comprehensive recommendation engine on the market. Human curation, word of mouth and machine learning combine to help audiences discover what to watch, and where they can find it. They put out a weekly newsletter with iGEMSelections, sent to over 5,000 subscribers. iGEMSpro provides resources to the independent film space, aggregating news articles, podcasts and videos, while providing reports, affiliate discounts and online courses to support independent filmmakers. The iGEMSpro Directory is a sales platform for independent films to generate sales in the international marketplace.

Additional information is available at https://www.igems.tv/

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

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